Exhibit 99.4

Compensation Report 2023 of

Oculis Holding AG

Oculis Holding AG Zug Report of the statutory auditor to the General Meeting on the compensation report 2023

Report of the statutory auditor

to the General Meeting of Oculis Holding AG

Zug

Report on the audit of the compensation report

Opinion

We have audited the compensation report of Oculis Holding AG (the Company) for the period from March 2, 2023 to December 31, 2023. The audit was limited to the information pursuant to article 734a-734f CO in the tables 2.c., 3.c., 4 and 5 and the information in sections 2.b. and 4 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 2.c., 3.c., 4 and 5 and the information in sections 2.b. and 4 in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, 1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Licensed audit expert Auditor in charge	Licensed audit expert

Lausanne, March 19, 2024

3 Oculis Holding AG | Report of the statutory auditor to the General Meeting

Compensation Report 2023

to the Shareholders’ Meeting of Oculis Holding AG

This compensation report (the “Compensation Report”) of OCULIS HOLDING AG (the “Company”) has been prepared in accordance with the Swiss Code of Obligations (“SCO”).

On March 2, 2023, after successfully closing the business combination between European Biotech Acquisition Corp. (“EBAC”) and Oculis SA (“Legacy Oculis”), the Company became listed on the Nasdaq Global Select Market (“Nasdaq”) effective March 3, 2023. The Compensation Report refers to the period from March 2, 2023 through December 31, 2023.

Unless otherwise indicated or the context otherwise requires, all references in the Compensation Report to the “Company”, “we”, “our”, “us” or similar terms refer to the Company and its consolidated subsidiaries.

1.
Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors of the Company (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”) shall be submitted to the annual general meeting of shareholders of the Company (the “AGM”) for a binding vote.

In the Compensation Report, the aggregate amounts of compensation, loans, and other forms of indebtedness to the Board of Directors and the Executive Committee respectively are disclosed, as well as the specific amount for each member of the Board of Directors and for the highest-paid member of the Executive Committee, specifying the name and function of each of these persons.

As a Swiss company listed on Nasdaq, we are prohibited from granting certain forms of compensation to members of the Board of Directors and the Executive Committee, such as:

•
severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
•
compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;
•
remuneration paid under terms that differ from customary market conditions in connection with a prior activity as a corporate body of the Company;
•
advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);
•
incentive fees for the acquisition or transfer of entities, or parts thereof, by the Company or by entities, directly or indirectly, controlled and as such consolidated by the Company (“Subsidiaries”);
•
loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and
•
equity-based compensation not allowed under the Articles.

Compensation to members of the Board of Directors and the Executive Committee for activities in Subsidiaries is prohibited, if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•
the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM;
•
the maximum aggregate amount of fixed compensation of the Executive Committee for the following financial year; and
•
the maximum aggregate amount of variable compensation of the Executive Committee for the current financial year.

The Board of Directors may submit for approval to the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, considering all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval to a new AGM or an extraordinary general meeting of shareholders of the Company or a binding vote.

The Company or Subsidiaries, on a go-forward basis, may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors may be paid in fixed basic remuneration, fixed committee fee for work in committee(s) of the Board of Directors, lump sum compensation for expenses, and in equity instruments of the Company. Members of the Executive Committee may be paid fixed remuneration payable in cash and equity compensation in the form of a performance-related remuneration payable in cash and shares or equity-linked instruments in the Company, depending on the continued service to the Company and performance of the Company as well as the individual. Performance is measured based on the achievement of pre-determined targets in a given year. The Board of Directors determines annually at the beginning of each calendar year the decisive targets and their weighting upon proposal by the remuneration committee of the Board of Directors (the “Remuneration Committee”).

Compensation may be paid or granted in the form of cash, shares, options, or other equity-linked instruments. The Board of Directors, upon proposal of the Remuneration Committee, allocates the members of the Executive Committee and the Board of Directors a fixed number of shares, options or other equity-linked instruments and the Board of Directors or, to the extent delegated to it, the Remuneration Committee shall determine grant, vesting, exercise, and forfeiture conditions.

Method of Determining Compensation

Role and Powers of the Remuneration Committee

The Remuneration Committee consists of at least two members, who will be (re-)elected at the AGM for a period until the following AGM. The Board of Directors appoints the chair of the Remuneration Committee and fills any vacancies until the following AGM.

The Remuneration Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Remuneration Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Remuneration Committee has the responsibility to, among other things:

•
evaluate annually the performance the Chief Executive Officer and submit such evaluation for review and discussion by the Board of Directors;
•
review and recommend for approval by the Board of Directors the annual base salary, incentive compensation and equity compensation of the Chief Executive Officer and, in consultation with the Chief Executive Officer, of the other members of the Executive Committee, and the overall compensation of the Chief Executive Officer and Executive Committee;
•
review and approve any employment agreements, separation agreements, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Committee; provided that the key terms of such contracts shall be submitted for approval by the Board of Directors or the AGM, if required;
•
establish an incentive compensation plan providing for variable compensation of the members of the Executive Committee based on the achievement of the Company’s corporate goals and the individuals’ performance, and approve any changes to such plan as may be proposed by the Chief Executive Officer from time to time;
•
approve any incentive compensation plans providing for variable compensation of employees of the Company (excluding any member of the Executive Committee) and any changes thereto, as may be proposed by the Chief Executive Officer from time to time;
•
develop and periodically review the Company’s equity compensation plan, and submit such plan and any changes to such plan to the Board of Directors for approval;

•
review and approve any perquisite benefits plans proposed by the Chief Executive Officer for the members of the Executive Committee;
•
review the annual corporate goals proposed by the Chief Executive Officer, and recommend such goals as approved by the Remuneration Committee for approval by the Board of Directors. The Remuneration Committee shall determine the level of achievement of the corporate goals as approved by the Board of Directors upon completion of each calendar year, and apply such achievement level to the determination of the variable compensation of the members of the Executive Committee;
•
evaluate its own performance on a periodic basis as part of the Board of Directors performance assessment process;
•
supervise the preparation of the annual compensation report and submit it to the Board of Directors for approval; and
•
review the Compensation Policy annually and submit any recommended changes to the Board of Directors for approval.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors comprises the following elements: a fixed basic remuneration, a fixed committee fee for service in a committee of the Board of Directors, a lump sum compensation for expenses, and a number of options, shares or other equity-linked instruments in the Company. Total compensation shall take into account the position and level of responsibility of the relevant member of the Board of Directors. The Company deducts from the payments the applicable withholding tax and social security contributions.

As per the Articles, compensation may be paid in the form of cash, shares, options or other equity-linked instruments. The Board of Directors or, to the extent delegated to it, the Remuneration Committee, shall determine grant, vesting, exercise and forfeiture conditions. In particular, they may provide for continuation, acceleration, or removal of vesting, exercise and forfeiture conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement.

Compensation of the Members of the Executive Committee

As per the Articles, the compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises a fixed remuneration payable in cash. Variable compensation comprises a performance-related remuneration which depends on the Company's business success and Executive Committee individual’s performance or achievement of pre-determined targets during a calendar or fiscal year. Total compensation takes into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options, or other equity-linked instruments. Short-term compensation is in the form of base salary and target bonus, which are cash based, whereas long-term compensation are equity based. The Board of Directors or, to the extent delegated to it, the Remuneration Committee, shall determine grant, vesting, exercise, and forfeiture conditions. In particular, they may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of- control or termination of an employment or mandate agreement.

Elements of Compensation for 2023

We believe that our overall compensation packages for members of the Executive Committee are market-competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills, expertise and character. For 2023, the overall compensation consisted of base salary, cash bonus and equity incentive awards under the Company’s 2023 stock option and incentive plan regulation.

Base Salary

Per the results of external benchmarking conducted in 2023, we believe that our base salaries are in line with market practice. The base salary levels are based on the experience, skills, knowledge and responsibilities required for the relevant positions. Base salary and cash bonus are reviewed annually by the Remuneration Committee, taking into account individual responsibilities, performance and experience, as well as the results of the external benchmarking. The Remuneration Committee reviews and recommends for approval by the Board of Directors the annual base salary of the Chief Executive Officer, and, in consultation with the Chief Executive Officer, of the other members of the Executive Committee.

Bonus

The members of the Executive Committee are entitled to annual cash bonuses for their performance over the fiscal year, based on goals established by our Board of Directors. Annual cash bonuses may be earned by members of our Executive Committee based on achievement of individual performance objectives, and Company performance objectives which are approved by the Board of Directors each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Remuneration Committee reviews and recommends for approval by the Board of Directors the annual cash bonus of the Chief Executive Officer, and, in consultation with the Chief Executive Officer, of the other members of the Executive Committee based on the achieved objectives.

Each member of the Executive Committee is eligible to receive an annual cash bonus under the program calculated by multiplying its base salary by a target percentage value assigned to it or to its position by the Remuneration Committee. The Remuneration Committee recommends for approval by the Board of Directors, and, in consultation with the Chief Executive Officer, of the other members of the Executive Committee if the annual cash bonus is to be paid at target, under target or above target. Under certain circumstances, new members of the Executive Committee may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Stock Option and Incentive Plan Regulation

In connection with the Company’s Nasdaq listing in March 2023, the Company adopted the Stock Option and Incentive Plan Regulation 2023 (the “Stock Option and Incentive Plan Regulation 2023” or “2023 Plan”) which provides for the grant of options, restricted stock awards or units or stock appreciation rights to acquire shares of the Company. The purpose of the 2023 Plan is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of the Company and its Subsidiaries by giving them the opportunity to acquire a proprietary interest in the Company as an incentive for them to remain in the service of the Company. The 2023 Plan is the sole means for the Company to grant new equity incentive awards.

Plan Administration. The Plan is administered by a plan administrator (one or several persons) elected by our Board of Directors from time to time. The plan administrator acts within the guidelines set and approved by our Board of Directors or the Remuneration Committee and is authorized to, among others, (i) determine the eligible persons who may receive equity awards under the 2023 Plan, (ii) determine the allocation of awards to all eligible participants, (iii) determine the exercise price and the term of each equity award, and (iv) establish such rules and regulations deemed to be appropriate and proper for the administration of the 2023 Plan, in each case, subject to the guidelines set and approved by our Board of Directors or the Remuneration Committee.

Eligible Participants. Persons eligible to participate in our 2023 Plan are members of our Board of Directors, and employees and consultants of the Company or a Subsidiary. The plan administrator determines within the guidelines set and approved by our Board of Directors or Remuneration Committee which eligible persons are to receive rights to acquire options under the 2023 Plan.

Awards. Equity incentive awards under the 2023 Plan may be granted in the form of options, restricted stock awards or rights, either in the form of restricted stock units (RSU) or in the form of stock appreciation rights (SAR) (“Award(s)”). The total number of Awards reserved and available for grant and issuance pursuant to the 2023 Plan will be Awards for 7'835'544 registered shares. Awards, if granted, have an exercise price determined by the plan administrator within the guidelines set and approved by the Board of Directors or the Remuneration Committee. For options, the exercise price becomes immediately due upon exercise of the option, and shall be payable to the Company. For SARs, the exercise price shall be deducted from the contractual claim of the eligible participant.

Vesting. The vesting conditions for Awards pursuant the 2023 Plan are set forth in the applicable grant notices. Unless otherwise determined by our Board of Directors at the grant date or set forth in the grant notice, Awards granted under the 2023 Plan typically vest as to 25% of the Award at the end of the first year following the vesting start date, with the remaining 75% of the Award vesting monthly ratably over the 3 years after the first year following the vesting start date.

Earnout consideration. On March 2, 2023, the Company consummated a business combination ("Business Combination") pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. As a result of the BCA, Legacy Oculis preferred, ordinary and option holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout Period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the Earnout Period.

In relation to the shares and equity awards disclosed below, any earn-out options and earnout shares have not been included in Section 2.c. (Board Compensation Amounts) and Section 3.c. (Executive Committee Compensation Amounts). Earn-out options and earnout shares are specifically tied to the Business Combination and are thus excluded from consideration as compensation. However, earnout options have been included in Section 4. (Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee).

Termination of Service and Corporate Transaction

Generally, in the event of a participant’s termination of service, any Award not vested upon receipt of a notice of termination of the relevant legal relationship shall immediately lapse. Any option exercisable at the time a notice of termination has been received (regardless of which party gives notice) and outstanding at the time the legal relationship forming the basis of the service ends shall remain exercisable within three months post-termination of the service relationship unless the plan administrator provides for an exemption, provided that such period shall in no event end later than the original expiry date of the option. Should the participant's service be terminated for cause, then all outstanding Awards (whether vested or not), held by the participant shall terminate immediately and cease to be outstanding.

If indicated in the grant notice or otherwise resolved by the Board of Directors, in the event of any Corporate Transaction (as defined in the 2023 Plan), all Awards (i) shall fully vest and (ii) in the case of options and SARs must be immediately exercised, except if such Awards are repurchased by the Company or a third party designated by the Company for a cash consideration equivalent to the economic value applicable to such Award under the 2023 Plan. If indicated in the grant notice, in the event of any Corporate Transaction, the repurchase right for any restricted stock shall expire and such restricted stock shall become unrestricted shares. At the consummation of the Corporate Transaction, all vested Awards shall be exercised and/or settled and shall cease to be outstanding. The Company shall be entitled to terminate any unvested Awards and thereby shall compensate a participant for the economic value of such Awards.

Amendment. The Board of Directors shall have complete and exclusive power and authority to amend or modify the 2023 Plan in any or all respects. Unless such change is required to comply with applicable law, listing requirements, accounting rules or tax requirements, no such amendment or modification shall, without the consent of the concerned participant, adversely affect its rights and obligations under the 2023 Plan.

Pensions and other post-employment benefit plans

We maintain post-employment benefit plans that provide our employees with an opportunity to save for retirement on a tax advantaged basis. The Company’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers. In addition, a customary Swiss pension plan is in place for eligible employees, in compliance with the requirements of applicable laws. The Company’s

Icelandic entity makes contributions to pension funds selected by our employees according to applicable laws. For the Company’s U.S. entity, we have adopted a 401(k) defined contribution plan. For the Company’s entities in France and Hong Kong, we have adopted relevant local pension plans.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security plans.

Employment Agreements

We have entered into employment agreements with all the members of our Executive Committee. Each of these agreements provides for a base salary and annual cash bonus opportunity, equity eligibility participation, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, and in some cases provide for gardening leave (paid leave). Members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during and post-employment for a specified period following termination. We may be required to pay some members of our Executive Committee compensation for their covenant not to compete with us following termination for some period.

2.
Compensation of the Board of Directors

a.
Board Composition

Our Board of Directors is composed of seven members (each a “Director”). Each Director is elected for a one-year term. Riad Sherif was appointed as a Director at the incorporation of the Company on October 31, 2022. All other current Directors were appointed at our Extraordinary Meeting of the Shareholders on March 2, 2023 to serve until our 2024 AGM.

The Company is a foreign private issuer listed on Nasdaq and subject to the rules of the SEC. We rely on Swiss home country governance requirements and certain exemptions thereunder rather than on the Nasdaq corporate governance requirements. The majority of our Directors are independent directors. There are no family relationships among any members of our Board of Directors or the Executive Committee.

Board of Directors

Name	Role(s)	Year Appointed
Christina Ackermann	Director	2023
Lionel Carnot	Director	2023
Pravin Dugel, M.D.	Director	2023
Martijn Kleijwegt	Director	2023
Geraldine O’Keeffe	Director	2023
Anthony Rosenberg	Chairman of the Board of Directors	2023
Riad Sherif, M.D.	Director and Chief Executive Officer	2022

Board Committees

Name	Audit Committee	Remuneration Committee	Nomination and Governance Committee
Christina Ackermann	Member	Chairperson	-
Lionel Carnot	Chairperson	Member	-
Pravin Dugel	-	Member	Chairperson
Martijn Kleijwegt	-	-	Member
Geraldine O’Keeffe	Member	-	Member

b.
Board Compensation Structure

Members of the Board of Directors who are not employees of the Company (including any of its affiliates) (“Eligible Director”) are paid an annual retainer reflecting the specific role and responsibility as well as the expected average time involved with the function. Such annual retainers have been established in line with market practice and represent the fee paid for being a member of the Board of Directors or Board Committee and the additional fee paid to the chair of the Board of Directors or Board Committee.

The following amounts were approved in USD and converted to CHF at the average USD/CHF rate in 2023 of 0.89851:

(amounts in thousands)	Chair	Member
Board of Directors	USD 84.75 (CHF 76.15)	USD 45.20 (CHF 40.61)
Audit Committee	USD 22.60 (CHF 20.31)	USD 11.30 (CHF 10.15)
Remuneration Committee	USD 13.56 (CHF 12.18)	USD 6.78 (CHF 6.09)
Nomination and Governance Committee	USD 10.17 (CHF 9.14)	USD 5.085 (CHF 4.57)

In addition to the fixed compensation described above, each Eligible Director is eligible to participate in the 2023 Plan, subject to its terms and conditions as approved and amended by the Board of Directors from time to time. Upon joining the Company, the Company issues to Eligible Directors a one-time equity incentive Award under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of USD 240,000. The one-time equity incentive Award of Eligible Directors joining the Company is typically subject to a quarterly vesting of three years. The exact number of Awards to be granted is determined by the Company in the grant notice in its free discretion and only such grant notice has legal effect. The Company will also issue to Eligible Directors for any subsequent year an annual equity incentive award in the form of stock option or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of USD 120,000 subject to a quarterly vesting of one year (generally the next AGM). Above amounts exclude the social charges.

The Eligible Directors are not eligible to any benefits other than those set out in the Board of Directors Compensation Policy of the Company, unless our Board of Directors decides otherwise. The Company reimburses all reasonable expenses in accordance with the terms and conditions of the Company’s travel and expense policy then in effect.

c.
Board Compensation Amounts

In the period from March 2, 2023 through December 31, 2023, the compensation of the members of the Board of Directors was as follows (converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Amounts in CHF(1)

Name	Role	Gross cash compensation	Employer social contributions(2)	Total cash	Equity FMV (3)
Christina Ackermann(4)	Director	55,460	5,097	60,556	249,945
Lionel Carnot(5)	Director	-	-	-	-
Pravin Dugel, M.D.(4)	Director	49,464	4,546	54,010	249,945
Martijn Kleijwegt(5)	Director	-	-	-	-
Geraldine O’Keeffe(5)	Director	-	-	-	-
Anthony Rosenberg	Chairman of the Board of Directors	66,199	5,739	71,938	138,861
Riad Sherif, M.D.(6)	Director and Chief Executive Officer	-	-	-	-

(1) The Equity FMV amounts in USD were converted to CHF at the USD/CHF rate at grant date.

(2) Includes social security contributions as required by applicable laws for the period March 2023 through December 2023.

(3) Amounts represent the aggregate grant date fair value of stock options granted to our non-employee Directors during 2023 at the date of grant, computed in accordance with IFRS 2. Assumptions used in the calculation of these amounts are included in Note 13 to our financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the non-employee Directors. This equity FMV excludes social contributions that will be reported at the time when equity awards are exercised.

(4) Christina Ackermann and Pravin Dugel, M.D. received a one-time equity incentive award upon joining the Board in March 2023.

(5) Lionel Carnot, Martijn Kleijwegt and Geraldine O’Keeffe did not receive any compensation for their services on the Board of Directors due to policy requirements of their employers which are investors in the Company.

(6) As a member of the Executive Committee, Riad Sherif, M.D. does not receive any compensation for service on the Board of Directors. Compensation for Riad Sherif, M.D. is included in Section 3.c below.

d.
Loans to members of the Board of Directors, payments to former members of the Board of

Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the period from March 2, 2023 through December 31, 2023. No payments to former members of the Board of Directors in connection with their former role or that are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period in accordance with the SCO. No payments to related parties of members of the Board of Directors were made during such period.

3.
Compensation of the Members of the Executive Committee

a.
Executive Committee Composition

As of December 31, 2023, our Executive Committee consisted of the following three members:

Name	Position
Riad Sherif, M.D.	Chief Executive Officer and Director
Sylvia Cheung	Chief Financial Officer
Páll Ragnar Jóhannesson	Chief Business Officer

b.
Executive Committee Compensation Structure

Members of the Executive Committee receive compensation consisting of a base salary, annual cash bonus, social benefits and equity incentive awards granted under the 2023 Plan, as well as certain other benefits.

c.
Executive Committee Compensation Amounts

From March 2, 2023 through December 31, 2023, the fixed and variable compensation earned by the members of the Executive Committee was as follows (amounts in CHF converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name and Position	Salary	Bonus(1)	Pension (employer)(2)	Employer social contributions(3)	Total	Equity FMV(4)
Riad Sherif, M.D. Chief Executive Officer and Director	410,474	225,761	116,178	62,179	814,592	2,938,637
Total Executive Committee Compensation	994,971	446,064	176,331	123,956	1,741,322	4,242,064

(1) Includes the earned or accrued bonus included in our financial statements for the period March 2023 through December 2023 payable in 2024.

(2) Includes Company contributions to benefit plans and life insurance premiums for the period March 2023 through December 2023.

(3) Includes social security contributions as required by applicable laws for the period March 2023 through December 2023.

(4) Amounts represent the aggregate grant date fair value of stock options granted to our Executive Committee members during 2023 at the date of grant, computed in accordance with IFRS 2. Assumptions used in the calculation of these amounts are included in Note 12 to our financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the Executive Committee members. This equity FMV excludes social contributions that will be reported at the time when equity awards are exercised.

d.
Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee

No loans were extended to members of the Executive Committee or outstanding during the period from March 2, 2023 through December 31, 2023. No payments to former members of the Executive Committee in connection with their former role or that are not at arm's length were made during and with respect to such period, and no severance payments to members of the Executive Committee or former members of the Executive Committee were made during and with respect to such period in accordance with the SCO. No payments to related parties of members of the Executive Committee were made during such period.

4.
Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

Equity and Equity-Linked Instruments Held by Members of the Board of Directors (1)

The members of the Board of Directors and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2023:

Name(1)	Role	Ordinary shares(2)	Earnout shares(3)	Option / SARs shares(4)	Earnout Options shares(5)	Vested awards shares(6)
Christina Ackermann	Director	-	-	52,734	-	11,718
Lionel Carnot	Director	-	-	-	-	-
Pravin Dugel, M.D.	Director	-	-	64,874	2,545	23,742
Martijn Kleijwegt	Director	1,997,302	-	-	-	-
Geraldine O’Keeffe	Director	-	-	-	-	-
Anthony Rosenberg	Chairman of the Board of Directors	96,670	20,276	33,491	879	19,412
Total		2,093,972	20,276	151,099	3,424	54,872

(1) Excludes Riad Sherif, M.D. whose holdings are listed in the Executive Committee table.

(2) Aggregate number of share ownership at December 31, 2023.

(3) Aggregate number of earnout share awards outstanding at December 31, 2023

(4) Aggregate number of option/SARs awards outstanding at December 31, 2023.

(5) Aggregate number of earnout option awards outstanding at December 31, 2023.

(6) Equity securities this Director will have the right to acquire, or to acquire “voting power” and/or “investment power” as of December 31, 2023.

Equity and Equity-Linked Instruments Held by Members of the Executive Committee

The members of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2023:

Name	Role	Ordinary shares(1)	Earnout shares(2)	Option awards shares(3)	Earnout Options(4)	Vested awards shares(5)
Riad Sherif, M.D.	Chief Executive Officer	878,486	184,264	627,116	1,492	3,113
Sylvia Cheung	Chief Financial Officer	66,808	14,013	370,356	38,878	126,536
Páll Ragnar Jóhannesson	Chief Business Officer	249,224	52,275	404,701	66,008	276,120
Total		1,194,518	250,552	1,402,173	106,378	405,769

(1) Aggregate number of share ownership outstanding at December 31, 2023..

(2) Aggregate number of earnout share awards outstanding at December 31, 2023

(3) Aggregate number of option awards outstanding at December 31, 2023.

(4) Aggregate number of earnout option awards outstanding at December 31, 2023.

(5) Equity securities this executive officer will have the right to acquire, or to acquire “voting power” and/or “investment power” as of December 31, 2023.

5. Mandates outside the Company

According to article 39 of the Articles, limitations apply to mandates outside the Company for members of the Board of Directors and the Executive Committee. The following external mandates are subject to these limitations and are therefore presented in the Compensation Report.

Members of the Board of Directors(1)

______________________________________

Christina Ackermann

Verona Pharma, Inc., UK(2)

-
Member of the Board
-
Member of the Audit Committee

______________________________________

Lionel Carnot

IQONE HEALTHCARE SWITZERLAND SA, Switzerland

-
Member of the Board

iSTAR Medical SA, Belgium

-
Member of the Board
-
Member of Audit Committee

Priothera Ltd., Ireland

-
Member of the Board
-
Member of Audit Committee

______________________________________

Pravin Dugel, M.D.

-

______________________________________

Martijn Kleijwegt

VICO Therapeutics B.V., Netherlands

-
Member of the Board

AM-Pharma B.V., Netherlands

-
Member of the Board

______________________________________

Geraldine O’Keeffe

T-Knife Therapeutics, Germany

-
Member of the Board
-
Member of the Audit Committee

______________________________________

Anthony Rosenberg

Cullinan Oncology Inc., US(2)

-
Board Chair
-
Member of the Compensation Committee
-
Member of the Audit Committee
-
Member of the Board
-
Member of the Audit Committee

Argenx BV, Belgium(2)

Members of the Executive Committee ______________________________________ Riad Sherif, M.D. Revenio Group Oyi, Finland(2) - Member of the Board ______________________________________ Sylvia Cheung -	_________________________________ Páll Ragnar Jóhannesson Sjónarhóll fjárfestingar ehf., Iceland - Board Chair
(1)
Excludes Riad Sherif, M.D. whose mandates are listed in the Executive Committee table.
(2)
Publicly listed companies.